UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: September 9, 2016

Commission file number 1-33198

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Entry into a Material Definitive Agreement.

On September 9, 2016, Teekay Corporation (the “Company”) entered into an Equity Distribution Agreement (the “Agreement”) with Citigroup Global Markets Inc. (“Citigroup”). Pursuant to the terms of the Agreement, the Company may sell from time to time through Citigroup, as the Company’s sales agent, shares of common stock having an aggregate offering price of up to $50,000,000 (the “Shares”). Sales of the Shares, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Company and Citigroup. The Agreement provides that Citigroup, when it is acting as the Company’s agent, will be entitled to compensation of up to 2% of the gross sales price of the Shares sold through Citigroup from time to time.

The Company intends to use the net proceeds from the sales of the Shares, after deducting the sales agent’s commission and offering expenses, for general corporate purposes, which may include, among other things, repaying a portion of the Company’s outstanding indebtedness and funding working capital, capital expenditures or acquisitions.

Under the terms of the Agreement, the Company may also sell Shares from time to time to Citigroup as principal for its own account at a price to be agreed upon at the time of sale. Any sale of Shares to Citigroup as principal would be pursuant to the terms of a separate terms agreement between the Company and Citigroup.

The Shares will be issued pursuant to the Company’s Registration Statement on Form F-3 effective as of September 2, 2016 (Registration No. 333-213213). The Company filed a prospectus supplement, dated September 9, 2016, with the Securities and Exchange Commission in connection with the offer and sale of the Shares.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Shares are filed herewith as Exhibits 5.1, 8.1 and 8.2.

Exhibits.

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated September 9, 2016, between Teekay Corporation and Citigroup Global Markets Inc.

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

23.1	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: September 9, 2016	By:	/s/ Peter Evensen
Peter Evensen
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated September 9, 2016, between Teekay Corporation and Citigroup Global Markets Inc.

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

23.1	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)